DIAGEO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

29 January 2010

Jennifer Hardy, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Diageo plc – Form 20-F for the Fiscal Year Ended 30 June 2009, Filed 11 September 2009 (File No. 1-10691)

Dear Ms. Hardy:

Thank you for your letter dated 16 December 2009 setting forth requests for supplemental information relating to the Form 20-F for the fiscal year ended 30 June 2009 of Diageo plc (“Diageo” or the “company”), filed with the Commission on 11 September 2009.

Diageo’s responses to your comments are set forth below, and detail the only contracts and sales within the scope of your queries of which Diageo is aware going back to 1997, which is the date of the formation of Diageo plc through the merger of Guinness PLC and Grand Metropolitan Public Limited Company.  To facilitate your review, we have included in this letter the captions and numbered comments from your comment letter in italicised text and have provided Diageo’s responses immediately following each numbered comment.

The company acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the reports reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1. We note disclosure on pages 14, 43 and 44 of the 20-F regarding your business in the Caribbean and Middle East. We also note news articles stating that your East African Breweries subsidiary and its Kenya Breweries subsidiary sell products and conduct business in Sudan, that a division of your Gleneagles Hotels subsidiary entered into an agreement to construct and manage two golf courses in Cuba with Leisure Canada, Inc. and that you had an agreement with Egypt’s Al-Ahram Beverages Company to sell Kaliber non-alcoholic beer in countries including Iran and Sudan. Iran, Cuba and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with Iran, Cuba or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, joint venture partners, affiliates or other direct or indirect arrangements. Your response should describe any services, products, or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

Iran

To the best of our knowledge, Diageo has no current or anticipated contracts or sales relating to Iran.  Diageo had an agreement in place with Egypt’s Al Ahram Beverages Company (the “Al Ahram Agreement”) primarily to manufacture and distribute Kaliber non-alcoholic beer in Egypt, but also permitting export to other countries, including Iran and Sudan.  Due to product quality issues, no Kaliber product was exported pursuant to this contract prior to its termination by Diageo in 1999.  Accordingly, there was no sale or distribution of the Kaliber product in Iran, or any other country, pursuant to the Al Ahram Agreement.  To the best of our knowledge, Diageo has no other past contracts or sales relating to Iran.

Cuba

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

In 1998, Gleneagles Golf Developments Limited (“GGD”), a division of Gleneagles Hotels Ltd., a Scottish company and a wholly-owned subsidiary of Diageo, contracted with Canada’s Leisure Canada Inc. (“Leisure Canada”), which develops luxury resorts in Cuba, to provide consulting services in relation to general golf course management.  No U.S. owned brands or U.S. subsidiaries of Diageo, or, to the best of our knowledge, U.S. citizens employed by Diageo were involved in any aspect of these services. Following the completion of limited consulting assignments with Leisure Canada in 1998, GGD assigned subsequent work with Leisure Canada, for no fee and with Leisure Canada’s consent, to a competitor company in the golf course consulting business.  We understand that at no other time did GGD, while an operating division of Gleneagles Hotels Ltd., or subsequently Ferrier Golf Developments, licensed by Diageo to trade as GGD on specific golf consulting projects, undertake any work in or specifically related to Cuba.

To the best of our knowledge, Diageo has no other past, current or anticipated contracts or sales relating to Cuba.

Sudan

To the best of our knowledge, neither East African Breweries Limited (“EABL”) nor its subsidiaries, including Kenya Breweries Limited, sell products or conduct business in Sudan except for one limited business arrangement by which Diageo’s or EABL’s beer and spirits products have been sold since December 2009 at a warehouse operated by a third party logistics provider in Juba, Southern Sudan.  Since this arrangement has been in place for only one month, it has had no impact on either Diageo’s or EABL’s last three fiscal years.

We respectfully note that Executive Order 13412 distinguished certain activities in specific areas of Sudan, including Southern Sudan, permitting certain transactions with the regional Government of Southern Sudan, and substantially lifting the previously imposed U.S. trade embargo against Southern Sudan.

In addition, we understand that Southern Sudanese customers and distributors may from time to time purchase Diageo’s or EABL’s beer and spirits products at (i) a warehouse operated by a third party logistics provider in northern Uganda, and (ii) EABL’s brewery in Nairobi, Kenya.  Because any Diageo product that may reach Southern Sudan in these ways is purchased outside of Sudan through routes to market operated by third parties, it is not possible to quantify the revenues generated from this indirect contact with Southern Sudan; however, our best estimate for net sales for the fiscal year ended 30 June 2008 is approximately 303,000,000 Kenyan shillings (approximately $3,999,202) and for the fiscal year ended 30 June 2009 is approximately 1,595,000,000 Kenyan shillings (approximately $21,014,125), in each case less than 1% of Diageo’s total net sales, and we believe the impact to be immaterial to Diageo.

In addition, EABL has engaged in informal contact with the Government of Southern Sudan with a view toward setting up a local trading subsidiary and introducing brewing operations in the exempt area at an appropriate future time.

To the best of our knowledge, Diageo has no other current or anticipated contracts or sales relating to Sudan.

EABL briefly held an interest in a Southern Sudanese registered company.  This company was a shelf company, registered on 7 November 2005, that issued only two shares at nominal value ($10 per share) and did not undertake any trading or operations whatsoever.  EABL’s formal request to deregister this company was made on 8 August 2006.

As described above, the Al Ahram Agreement was primarily for the manufacture and distribution of Kaliber non-alcoholic beer in Egypt, but permitted export to other countries, including Sudan.  Diageo terminated the Al Ahram Agreement in 1999.  Due to product quality issues, no Kaliber product was exported pursuant to this contract prior to its termination; therefore, there was no sale or distribution of the Kaliber product in Sudan, or any other country, pursuant to the Al Ahram Agreement.

To the best of our knowledge, other than as described above, Diageo has no other past contracts or sales relating to Sudan.

2. Please discuss the materiality of any contacts with Iran, Cuba or Sudan described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Cuba and Sudan.

Response:

Iran

As noted in our response to Comment 1 above, Diageo has no revenues, assets or liabilities associated with any contracts or sales relating to Iran for the last three fiscal years.  We do not believe that Diageo’s former Al Ahram Agreement in relation to Egypt, which permitted the export of Kaliber non-alcoholic beer to other countries, including Iran, but which was terminated in 1999 and pursuant to which no Kaliber product was exported to Iran or any other country, constitutes a material investment risk for our security holders.

Cuba

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

We do not believe that GGD’s former consulting arrangement with Leisure Canada  constitutes a material investment risk for our security holders.  GGD completed limited work, and assigned the remainder of the consulting work over ten years ago to a competitor for no fee and with the consent of Leisure Canada.  We believe that aggregate consulting fees received in connection with this project totaled no more than £30,000 (approximately $48,294) and in any event were no more than £100,000 (approximately $160,980) in the aggregate.  There were no revenues, assets or liabilities associated with this arrangement in the last three fiscal years.

Sudan

Other than as described above, neither Diageo nor any of its subsidiaries presently operates in Sudan.  Sales of EABL’s products by a third party logistics provider in Juba, Southern Sudan, having only been in place since December 2009, accounted for no revenues, assets or liabilities in the last three fiscal years.

As set forth in our response to Comment 1 above, the estimated figures in respect of purchases made by Sudanese customers in Uganda and Kenya are immaterial to Diageo’s financial results, with net sales amounting to approximately 303,000,000 Kenyan shillings (approximately $3,999,202) for the fiscal year ended 30 June 2008 and approximately 1,595,000,000 Kenyan shillings (approximately $21,014,125) for the fiscal year ended 30 June 2009.  We estimate related receivables of 113,000,000 Kenyan shillings (approximately $1,488,775) in the fiscal year ended 30 June 2008 and 31,000,000 Kenyan shillings (approximately $408,425) in the fiscal year ended 30 June 2009, and estimated liabilities of less than one million Kenyan shillings (approximately $13,175) in the fiscal year ended 30 June 2008 and 59,000,000 Kenyan shillings (approximately $777,325) in the fiscal year ended 30 June 2009.

Diageo’s activities in and related to Southern Sudan do not involve the sectors set out in the Sudan Accountability and Divestment Act of 2007: petroleum and petrochemical industries, power production activities, mineral extraction activities, oil-related activities, or the production of military equipment.  Diageo’s indirect business activities in Sudan are targeted only to the “exempt area” of Southern Sudan, identified in Executive Order 13412.  Diageo does not knowingly do business, directly or indirectly, with the Government of Sudan or other areas of Sudan targeted by U.S. sanctions.  Accordingly, we believe that our indirect operations in Sudan are consistent with U.S. policy and that U.S. investors should not be uncomfortable remaining invested in Diageo’s shares.  Consistent with the United States’ exclusion of Southern Sudan from its embargo, we do not believe that EABL’s informal contact with the Government of Southern Sudan constitutes a material investment risk for our security holders.

We do not believe that Diageo’s former investment in a Southern Sudanese shelf company, which never traded or had any business and which was deregistered in 2006, constitutes a material investment risk for our security holders, for the reasons set out above.

We do not believe that Diageo’s former Al Ahram Agreement in relation to Egypt, which permitted the export of Kaliber non-alcoholic beer to other countries, including Sudan, but which was terminated in 1999 and pursuant to which no Kaliber product was exported to Sudan or any other country, constitutes a material investment risk for our security holders.

On the basis of the foregoing, we do not believe that Diageo’s activities in Cuba and in and related to Sudan pose any material risks to Diageo or to our security holders.  We believe that Diageo’s activities in Cuba and in and related to Sudan should not affect our reputation or our share price or otherwise be material to a security holder in assessing, as part of an overall mix of information, an investment in Diageo.

In light of the foregoing, we do not believe that under the circumstances any additional information regarding Diageo’s activities in Cuba and Sudan would be significant to our security holders.

*           *           *

Please direct any questions or comments regarding the enclosed material to Richard Morrissey of Sullivan & Cromwell LLP, the company’s U.S. securities legal counsel, at (212) 558-4000 (phone) or (212) 558-3588 (fax), who will arrange with the company an appropriate response.

Very truly yours, /s/ N C Rose
N C Rose

cc:	Timothy D. Proctor (Diageo plc)

Timothy Y. Chow (Diageo plc)

Richard C. Morrissey (Sullivan & Cromwell LLP)